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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

July 11, 2016

Re:	AC Immune SA Amendment No. 1 to Registration Statement on Form F-1 Filed on June 15, 2016 File No. 333-211714

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, AC Immune SA, a Swiss stock corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 16, 2016 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, (i) a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on June 15, 2016 and (ii) three marked copies of the revised Exhibit 5.1 and 8.1 legal opinions filed as exhibits to the Registration Statement showing changes from the Exhibit 5.1 and 8.1 legal opinions previously filed with the Commission.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission	2	July 11, 2016

Principal and Selling Shareholders, page 151

1.	We note that you have omitted the names of certain selling security holders who in the aggregate beneficially own less than 1% of your issued and outstanding shares. Please tell us the basis upon which you are relying to omit such information. In the alternative, please identify each selling shareholder by name. Please refer to Item 507 of Regulation S-K.

Response:	The Company respectfully advises the Staff that no shareholders holding less than 1% of the Company’s outstanding shares are expected to participate in the offering contemplated by the Registration Statement. As a result, the Company has deleted this disclosure on page 152 of the Registration Statement.

Taxation, page 179

2.	We note your response to our prior comment 2. However, your revised disclosure still contains statements on page 179 that the entire tax discussion is a “summary” and that the Swiss tax discussion “does not purport to address all tax consequences.” Please remove the disclosure that this section is a summary and does not address all tax consequences of the offering. As the short-form opinion filed as Exhibit 8.1 is limited to the disclosure that appears in the registration statement “as of the date hereof,” please revise and re-file the opinion in an amended registration statement so that it opines on the revised discussion in the registration statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Registration Statement and Exhibit 8.1 to the Registration Statement has been revised and re-filed as an exhibit thereto.

Exhibit 5.1

3.	Please include an opinion of counsel that the shares offered by the selling shareholders are legally issued, fully paid and non-assessable. Please refer to Staff Legal Bulletin 19 (Oct. 14, 2011).

Response:	In response to the Staff’s comment, Exhibit 5.1 to the Registration Statement has been revised and re-filed as an exhibit thereto.

Ms. Suzanne Hayes Division of Corporation Finance U.S. Securities and Exchange Commission	3	July 11, 2016

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail

Andrea Pfeifer, Chief Executive Officer

George Pavey, Chief Financial Officer

AC Immune SA